Delisting Determination, The Nasdaq Stock Market, LLC, September 8, 2023, SpringBig Holdings, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrants of SpringBig Holdings, Inc., effective at the opening of the trading session on September 18, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(A). The Company was notified of the Staff determination on March 7, 2023.
On March 14, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on April 20, 2023. On May 8, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. On June 21, 2023, Staff issued an additional delist determination for the Company failure to meet the minimum bid price requirement in Listing Rule 5450(a)(1). The Panel amended its decision on July 17, 2023. On September 1, 2023, the Company withdrew its appeal. Following the appeal withdrawal, suspension of trading in the Company shares was effective at the open of business on September 5, 2023. The Staff determination to delist the Company became final on September 5, 2023.